SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                                March 31, 2004

                        Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes / /               No /X/

                     CRISTALERIAS DE CHILE (THE "COMPANY")
                              REPORT ON FORM 6-K


TABLE OF CONTENTS

1. A free English translation of a press release dated March 29, 2004.

                                                 [GRAPHIC OMITTED]

                                               FOR IMMEDIATE RELEASE

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH: (562) 787-8855
FAX: (562) 787-8800
EMAIL: ir@cristalchile.cl


                        CRISTALERIAS DE CHILE REPORTS
                        ITS RESULTS FOR FOURTH QUARTER
                    AND FULL YEAR ENDED DECEMBER 31, 2003

===============================================================================

Santiago, Chile (March 29, 2004) - Cristalerias de Chile S.A. ("Cristalerias"), a Chilean conglomerate and the largest producer of glass containers in Chile, today announced its results for the fourth quarter and full year ended December 31, 2003. All figures have been prepared according to Chilean GAAP and are stated in constant Chilean Pesos and in US Dollars at Ch$593.80/US$1, the exchange rate at the close of December 31, 2003.

4Q03 HIGHLIGHTS (vs. 4Q02):
o        Consolidated sales increased 1.0%
o        Operating income down 9.6%
o        EBITDA down 6.1%
o Non-operating loss of Ch$6,771 million in 4Q03 compared to an Ch$8,310 million loss in 4Q02.
o Net income of Ch$4,011 million, compared to Ch$1,693 million income in 4Q02.
o        Earnings per ADR reached US$0.32

YE 03 HIGHLIGHTS (vs. YE 02):
o        Consolidated sales increased 4.5%
o        Operating income down 10.4%
o        EBITDA down 6.0%
o Non-operating loss of Ch$28,027 million compared to a loss of Ch$13,132 million in 2002.
o Net income reached Ch$6,427 million compared to Ch$17,837 million income reported in 2002.
o        Earnings Per ADR reached US$0.51




                             CONSOLIDATED REVENUE
                                                          4Q03 vs.
(in Ch$ millions)                  4Q03        4Q02        4Q02         YE03
                                   ====        ====       =======       ====
TOTAL REVENUE                      46,664      46,209       1.0%       169,941
  Cristalchile (glass containers)  20,180      20,837      -3.2%        74,549
  Vina Santa Rita (wine)           20,406      18,243      11.9%        74,940
  CIECSA (media)                    7,838       8,423      -6.9%        26,545
  Adjustments                       1,760       1,294       N/A          6,093

                              RELATED COMPANIES

  Metropolis-Intercom (cable)      11,314      11,621      -2.6%        44,976
  Envases CMF (plastic containers)  9,583      11,390     -15.9%        34,543

[logo] Cristalchile                                            4Q03 and YE 2003

                         FOURTH QUARTER 2003 RESULTS

CONSOLIDATED RESULTS

                            4Q03 Revenue Breakdown

                 [pie chart: Glass 42%, Wine 42%, Media 16%]

During 4Q03, Cristalerias' total consolidated revenue reached Ch$46,664 million, 1.0% over 4Q02. This increase was due to improved sales in Santa Rita (11.9%); partially compensated by lower sales in the glass container business (-3.2%) and CIECSA (-6.9%). Adjustments for factors such as intercompany sales reached Ch$1,760 million during the quarter.

Consolidated operating income decreased by 9.6% during the quarter, totaling Ch$10,649 million (US$17.9 million). This includes Ch$7,065 million from the glass container business (Ch$6,670 million in 4Q02), Ch$1,888 million from Santa Rita (Ch$2,587 million in 4Q02) and Ch$1,720 million from CIECSA (Ch$2,558 million in 4Q02).

During the quarter, Cristalerias had a Ch$4,011 million (US$6.8 million) net income, compared with a Ch$1,693 million (US$2.9 million) income in 4Q02. This is mainly explained by an improved consolidated non-operating loss of Ch$6,771 million (US$ 11.4 million) in 4Q03, compared to a non-operating loss of Ch$8,310 million (US$14.0 million) in 4Q02 and an income tax credit of Ch$242 million compared to a Ch$1,277 million income tax charge in 4Q02; partially compensated by the abovementioned lower operating result.

The lower non-operating loss is mainly explained by a Ch$4,832 million loss from exchange differences (Ch$6,629 million loss in 4Q02) and lower interest expenses (Ch$1,665 million in 4Q03 vs. Ch$2,291 million in 4Q02). The aforementioned was partially compensated by a Ch$580 million net loss from subsidiaries that do not consolidate (Ch$259 million income in 4Q02). The net loss from subsidiaries includes a Ch$1,047 million charge (Ch$1,044 million charge in 4Q02) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation decreased from Ch$15,419 million (US$26.0 million) in 4Q02 to Ch$14,484 million (US$24.4 million) in 4Q03. EBITDA margin for the quarter was 31.0% (33.4% in 4Q02).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

[logo] Cristalchile                                            4Q03 and YE 2003

PACKAGING BUSINESS

Glass

Glass packaging sales during the quarter decreased by 3.2% to Ch$20,180 million (US$34.0 million). Volume sales increased by 5.0%, totaling 73,663 tons. Wine bottle sales decreased by 0.4% mainly due to a decrease in prices, which are Dollar-indexed. Soft-drink bottle sales decreased by 14.4%, mainly due to inventory build-up of the 237cc returnable bottle during the rest of the year, that also affected sales of one-way formats. Liquor bottle sales decreased by 11.9%, due to a stagnation of the pisco market during 4Q03. Containers for the food industry decreased due to clients' stock adjustments. Beer bottle sales increased by 4.7%, due to higher sales of both returnable and one-way formats.

                                          GLASS
              ----------------------------------------------------------------
                                                                      4Q03 vs.
                                            4Q03        4Q02           4Q02
                                           ------      ------        ---------
              Net Sales(in Ch$ millions)   20,180      20,837         -3.2%
               Wine                        11,791      11,845         -0.4%
               Beer                         3,823       3,650          4.7%
               Soft Drinks                  2,773       3,238        -14.4%
               Liquor                       1,352       1,534        -11.9%
               Food                           326         450        -27.4%
               Pharmaceutical                 113         122         -6.9%
              Volume in tons               73,663      70,182          5.0%

Operating income increased by 5.9% to reach Ch$7,065 million (US$11.9 million) due to lower costs. Operating margins increased to 35.0% (32.0% in 4Q02).

Results for 4Q03 include a non-operating loss of Ch$2,479 million (US$4.2 million), compared to a Ch$4,268 million (US$7.2 million) non-operating loss in 4Q02. The Company registered a loss from exchange differences of Ch$2,812 million (Ch$4,913 million loss in 4Q02) and lower interest expenses. The aforementioned was partially compensated by a lower income from subsidiaries that reached Ch$1,327 million (Ch$2,071 million income in 4Q02).

EBITDA: Operating cash generation increased by 5.8% reaching Ch$9,671 million (US$16.3 million) in 4Q03. EBITDA margin reached 47.9% (43.9% in 4Q02).

[logo] Cristalchile                                            4Q03 and YE 2003

Plastic


During 4Q03, Envases CMF posted a Ch$700 million (US$ 1.2 million) net income, compared to a Ch$2,121 million (US$ 3.6 million) net income in 4Q02. Total sales reached Ch$9,583 million (US$16.1 million), compared with Ch$11,390 million (US$19.2 million) in 4Q02. Volumes decreased by 12.8%, reaching 6,555 tons, mainly due to changes in sales composition to some Coca-Cola bottlers in Chile and a decrease of pre-forms volume exports; while prices decreased by 7.1%. Operating income reached Ch$802 million, compared to Ch$2,376 million in 4Q02, due to the lower sales level and a change in product mix, which resulted in a lower unitary contribution margin. The Company had a Ch$111 million non-operating income (Ch$191 million non-operating income in 4Q02).

EBITDA: Operating cash generation reached Ch$1,915 million (US$3.2 million) in 4Q03, compared to Ch$3,540 million (US$6.0 million) in 4Q02. EBITDA margin was 20.0% (31.1% in 4Q02).

[logo] Cristalchile                                            4Q03 and YE 2003

WINE BUSINESS

During 4Q03, Santa Rita's consolidated sales increased by 11.9%, totaling Ch$20,406 million (US$34.4 million). The Company's profits came in at Ch$190 million (US$0.3 million), compared to Ch$991 million (US$1.7 million) in 4Q02, due to both lower operating and non-operating results.

In the domestic market, Santa Rita's volumes increased by 7.7% compared to 4Q02 due to an increase in market share. Prices fell by 2.6% in real terms as a result of sharp competition. These conditions led net sales in the domestic market to grow by 4.9%.

In the export market sales volume grew by 18.4%, due to higher sales to all markets. During the quarter, exports of US$18.0 million accounted for 55.2% of total revenues. The average price in Dollars per case in the export market reached US$36.9 (US$31.9 in 4Q02), compared with an industry average of US$23.3 (US$22.9 in 4Q02).

Operating income was Ch$1,888 million, compared to Ch$2,587 million in 4Q02 mainly due to an increase in cost of musts. Operating margin was 9.3% (14.2% in 4Q02).

EBITDA: Operating cash generation was Ch$2,914 million (US$4.9 million) during the quarter, compared to Ch$3,503 million (US$5.9 million) in 4Q02. Accordingly, EBITDA margin was 14.3% (19.2% in 4Q02).

                             SANTA RITA
 --------------------------------------------------------------------
                                                             4Q03 vs.
                                  4Q03         4Q02            4Q02
                                 ------       ------         --------
 Net Sales (in Ch$ millions)     20,406       18,243          11.9%
   Domestic                       8,556        8,156           4.9%
   Exports                       11,263        9,551          17.9%
   Others                           587          536           9.5%
 Volume
   Exports (Th cases)               487          412          18.4%
   Domestic (Th liters)          16,407       15,236           7.7%
 Price per case - Export
   Mkt. (US$)                      36.9         31.9          15.8%
 Avg. price per case. -
   Domestic Mkt. (Ch$)            4,689        4,815          -2.6%

[logo] Cristalchile                                            4Q03 and YE 2003

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press, and Other Media

                              Media Subsidiaries

                [graph (i): CGW (parent) owns 98.5% of CIECSA
              which owns 99.9% of MEGA and 37.4% of El Diario.]

             [graph (ii): CGW (parent) owns 99.9% of Cristalchile
                Comunicaciones which owns 50.0% of Cordillera
           Comunicaciones which owns 95.6% of Metropolis-Intercom.]

During 4Q03, CIECSA reported a Ch$1,755 million (US$3.0 million) net income, compared to Ch$2,136 million (US$3.6 million) income in 4Q02.

MEGA, CIECSA's main subsidiary, reached an average viewership share of 26.5% in 4Q03 (26.8% in 4Q02). Net sales decreased by 7.1 % in 4Q03 to reach Ch$7,708 million (US$13.0 million). MEGA had a Ch$1,750 million (US$2.9 million) operating income, compared to Ch$2,571 million in 4Q02, due to higher internal productions that increased costs. Therefore, MEGA posted a Ch$1,582 million net income, compared to Ch$2,010 million net income in 4Q02.

EBITDA: CIECSA's operating cash generation reached Ch$1,935 million (US$3.3 million) in 4Q03, compared to Ch$2,767 million (US$4.7 million) in 4Q02. EBITDA margin was 24.7% (32.9% in 4Q02).


Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias' wholly-owned subsidiary), owner of 50% of Cordillera Comunicaciones Ltda., had a net loss of Ch$1,563 million (US$2.6 million) during the quarter compared to a net loss of Ch$1,894 (US$3.2 million) in 4Q02. Similarly, Cordillera Comunicaciones Ltda. (owner of Metropolis-Intercom S.A.) had a net loss of Ch$3,016 million (US$5.1 million) in 4Q03, compared to a net loss of Ch$3,787 million (US$6.4 million) in 4Q02. The aforementioned result includes a goodwill amortization charge of Ch$1,047 million (Ch$1,044 million in 4Q02).

[logo] Cristalchile                                            4Q03 and YE 2003

During 4Q03 Metropolis-Intercom S.A. posted sales of Ch$11,314 million (US$19.1 million), compared to Ch$11,621 million (US$19.6 million) in 4Q02. At operating level, the Company renegotiated programming costs with content providers. Metropolis-Intercom posted a net loss of Ch$2,152 million (US$3.6 million), compared to a net loss of Ch$2,683 million (US$4.5 million) in 4Q02. The latter includes Ch$3,444 million (US$5.8 million) depreciation charge, compared to Ch$3,175 million (US$5.3 million) charge in 4Q02, mainly coming from the HFC network bought in July 2000. The Company ended the period with 231,925 basic subscribers (235,596 in 3Q03), 34,462 broad-band internet subscribers (6.9% over 3Q03) and 3,639 IP telephony customers.


                              METROPOLIS-INTERCOM
-------------------------------------------------------------------
                                                           4Q03 vs.
                         12/31/03        09/30/03            3Q03
                        ---------       ---------         ---------
Basic Subscribers(1)      231,925         235,596          -1.6%
Premium customers          31,499          33,305          -5.4%
Internet customers         34,462          32,227           6.9%
IP Telephony customers      3,639             -             N/A
Home Passed             1,192,891       1,187,296           0.5%

                                                           4Q03 vs.
                            4Q03            4Q02             4Q02
                        ---------       ---------         ---------
Sales (Ch$ Million)        11,314          11,621          -2.6%
Net Profit (Loss)
  (Ch$ Million)            (2,152)         (2,683)         19.8%

(1) Includes Premium and Internet customers.

[logo] Cristalchile                                            4Q03 and YE 2003

                            FULL YEAR 2003 RESULTS

CONSOLIDATED RESULTS

                            YE03 Revenue Breakdown

                 [pie chart: Glass 42%, Wine 43%, Media 15%]

The Company consolidates its results with those of Vina Santa Rita, CIECSA, Cristalchile Comunicaciones, Cristalchile Inversiones and Apoger. During 2003, Cristalerias' total consolidated revenue reached Ch$169,941 million (US$286.2 million), a 4.5% increase over 2003. The main factors behind this growth include improved sales in the glass container (+3.9%), media (+5.9%) and wine (+3.5%) businesses.

Consolidated operating income totaled Ch$37,642 million (US$63.4 million), compared to Ch$42,026 million in 2002. This includes Ch$24,347 million from the glass container business (Ch$24,229 million in 2002), Ch$9,730 million from Santa Rita (Ch$11,746 million in 2002) and Ch$3,521 million from CIECSA (Ch$5,978 million in 2002).

Year ending 2003, Cristalerias' net income was Ch$6,427 million (US$10.8 million), compared to Ch$17,837 million (US$30.0 million) in 2002. This is mainly explained by a consolidated non-operating loss of Ch$28,027 million (US$47.2 million), compared to a non-operating loss of Ch$13,132 million (US$22.1 million) in 2002; in addition to the abovementioned lower operating result. This was partially compensated by lower charges for income tax and minority interest in 2003 (Ch$1,348 million and Ch$1,841 million respectively, compared to Ch$6,462 million and Ch$4,596 million charges in 2002, respectively).


The consolidated non-operating loss is mainly explained by a loss from exchange differences of Ch$17,065 million in 2003, compared to a Ch$4,998 million income in 2002. This was partially compensated by a lower net loss from subsidiaries that do not consolidate of Ch$4,539 million (Ch$8,991 million loss in 2002), mainly due to improved results at Rayen Cura and Vina Los Vascos and a lower loss at Metropolis-Intercom. The net loss from subsidiaries includes a Ch$4,175 million charge (Ch$4,096 million charge in 2002) corresponding to goodwill amortization, which does not constitute cash flow.

EBITDA: Operating cash generation reached Ch$52,369 million (US$88.2 million), compared to Ch$55,737 million (US$93.9 million) in 2002. EBITDA margin was 30.8% (34.3% in 2002).

The following analysis explains Cristalerias' results based on individual financial statements, as well as those of its main subsidiaries:

[logo] Cristalchile                                            4Q03 and YE 2003

PACKAGING BUSINESS

Glass

The Company had non-consolidated sales of Ch$74,549 million (US$125.5 million), 3.9% higher than in 2002. Volume sales increased by 6.2%, totaling 259,639 tons. Wine bottle sales increased by 4.7% during the year mainly due to an increase in wine export volumes. Beer bottle sales increased by 5.2% due to higher sales of one-way formats, partially compensated by lower sales of returnable formats. Soft drink bottle sales decreased by 1.5% due to lower sales of one-way formats, partially compensated by higher sales of returnable formats due to the launching of a 237cc crown-top bottle. Liquor bottle sales increased by 7.5%, due to the launching of a 700cc format for a new pisco brand. Sales of containers for the food industry decreased due to the sluggish economic recovery, which affects sales of these formats.


                                     GLASS
-------------------------------------------------------------------------------
                                                                       YE03 vs.
                                       YE03             YE02             YE02
                                      ------           ------         ---------
Net Sales (in Ch$ millions)           74 549           71,768            3.9%
   Wine                               46,421           44,343            4.7%
   Beer                               11,258           10,698            5.2%
   Soft Drinks                         9,162            9,304           -1.5%
   Liquor                              5,760            5,359            7.5%
   Food                                1,554            1,606           -3.3%
   Pharmaceutical                        396              457          -13.5%
 Volume in tons                      259,639          244,401            6.2%


Operating income reached $24,347 million (US$41.0 million), compared to Ch$24,229 million (US$40.8 million) in 2002. Operating margin was 32.7% (33.8% in 2002). Higher costs of sales are due to products imported due to the reconstruction of furnace B.

Net earnings for the period include a non-operating loss of Ch$16,456 million (US$27.7 million), compared to a non-operating loss of Ch$2,317 million (US$3.9 million) in 2002. During the period the Company registered a Ch$12,683 million loss from exchange differences (Ch$3,432 million income in 2002) and higher interest expenses; partially compensated by a lower net loss from subsidiaries (Ch$259 million loss in 2003, Ch$1,642 million loss in 2002) due to better results at Cristalchile Inversiones (40% owner of Rayen Cura) and Cristalchile Comunicaciones (50% owner of Metropolis-Intercom). Finally, the Company registered a Ch$1,464 million income tax charge, compared to Ch$4,075 million charge in 2002.

EBITDA: Operating cash generation reached Ch$34,250 million (US$57.7 million), compared to Ch$33,335 million (US$56.1 million) in 2002. EBITDA margin for the period was 45.9% (46.4% in 2002).

[logo] Cristalchile                                            4Q03 and YE 2003

Plastic

During 2003, Envases CMF posted a Ch$1,414 million (US$2.4 million) net income (Ch$2,576 million net income in 2002). Total sales reached Ch$34,543 million (US$58.2 million), compared with Ch$35,682 million (US$60.1 million) in 2002. Volumes decreased by 3.7%, reaching 23,252 tons, due to changes in sales composition to some Coca-Cola bottlers in Chile and a decrease of pre-forms volume exports. Prices decreased by 0.8%. Operating income reached Ch$3,022 million, compared to Ch$4,306 million in 2002, due to the lower sales level and a change in product mix, which resulted in a lower unitary contribution margin. The Company had a Ch$1,203 million non-operating loss (Ch$1,292 million non-operating loss in 2002).

EBITDA: Operating cash generation was Ch$7,523 million (US$12.7 million) in 2003, compared to Ch$8,662 million (US$14.6 million) in 2002. EBITDA margin was 21.8% (24.3% in 2002).

[logo] Cristalchile                                            4Q03 and YE 2003

WINE BUSINESS

During 2003, Santa Rita's consolidated sales totaled Ch$74,940 million (US$126.2 million), 3.5% over 2002. The Company's profits came in at Ch$3,915 million (US$6.6 million), compared to Ch$9,356 million (US$15.8 million) in 2002. These results are due to a decrease in both the operating but mainly the non-operating result, that registered a loss from exchange differences.

In the domestic market, Santa Rita volumes were 3.3% over 2002. Prices dropped by 3.9% in real terms as a result of strong competition. These conditions led net sales in the domestic market to drop slightly by 0.7%.

Regarding the export market, sales volume increased by 4.1%. During the year, exports at US$59.9 million accounted for 54.5% of total revenues (US$53.2 million in 2002). The average price in dollars per case reached US$33.1 (US$30.6 in 2002), compared with an industry average of US$23.5 (US$23.1 in 2002).

By markets, the export increase breakdown is as follows: Latin America, 16.9%; Canada, 11.7%; Asia+Africa, 38.6%. Other markets remained almost unvaried.

                                  SANTA RITA

                                                                     YEO3 vs.
                                                  YE03      YE02       YE02
                                                -------    -------   --------
     Net Sales (in Ch$ millions)                 74,940     72,439      3.5%
        Domestic                                 32,389     32,632     -0.7%
        Export                                   40,841     37,969      7.6%
        Others                                    1,710      1,838     -7.0%
     Volume
        Exports (Th cases)                        1,809      1,738      4.1%
        Domestic (Th liters)                     64,547     62,474      3.3%
     Price per case - Export Mkt. (US$)            33.1       30.6      8.1%
     Avg. price per case - Domestics Mkt. (Ch$)   4,518      4,698     -3.9%


EBITDA: Operating cash generation reached Ch$13,741 million (US$23.1 million) in 2003, compared to Ch$15,472 million (US$26.1 million) in 2002. EBITDA margin was 18.3% (21.4% in 2002).

[logo] Cristalchile                                            4Q03 and YE 2003

MEDIA BUSINESS

Television Broadcasting, Financial Printed Press and Other Media

During 2003, CIECSA reported a net profit of Ch2,581 million (US$4.3 million) compared to a net profit of Ch$3,179 million (US$5.4 million) in 2002.

MEGA, CIECSA's main subsidiary, reached an average viewership share of 23.9% during the period(1) (26.1% in 2002). The Company increased net sales by 5.6% reaching Ch$26,182 million (US$44.1 million). MEGA had a Ch$3,505 million operating income, compared to Ch$6,024 million operating income in 2002, as higher internal productions resulted in higher costs. Net income reached Ch$2,607 million (US$4.4 million), compared to Ch$3,708 million (US$6.2 million) in 2002.

EBITDA: CIECSA's operating cash generation reached Ch$4,334 million (US$7.3 million), compared to Ch$6,858 million (US$11.5 million) during 2002. EBITDA margin was 16.3% (27.4% in 2002).

Cable Television

Cristalchile Comunicaciones S.A. (Cristalerias wholly-owned subsidiary), owner of 50.0% of Cordillera Comunicaciones Ltda. had a net loss of Ch$6,813 million (US$11.5 million) during the year compared with a net loss of Ch$8,613 million (US$14.5 million) in 2002. Similarly, Cordillera Comunicaciones Ltda. (owner of 95.6% of Metropolis-Intercom S.A.) posted a net loss of Ch$13,514 million (US$22.8 million) in 2003, compared to a net loss of Ch$17,217 million (US$29.0 million) in 2002. The aforementioned result includes a goodwill amortization charge of Ch$4,175 million for the year (Ch$4,096 million in 2002).



     (1) Measured between 7:30AM and 1:30AM (i.e.: 18 hours daily) from Monday to Sunday.

[logo] Cristalchile                                            4Q03 and YE 2003

During 2003 Metropolis-Intercom S.A. posted sales of Ch$44,976 million (US$75.7 million), compared to Ch$46,743 million in 2002. At operating level, the Company renegotiated programming costs with content providers. Metropolis-Intercom posted a net loss of Ch$9,546 million (US$16.1 million), compared to a net loss of Ch$13,014 million (US$21.9 million) in 2002. The latter includes a depreciation charge of Ch$13,484 million (US$22.7 million) compared to Ch$11,653 million (US$19.6 million) charge in 2002 coming mainly from the HFC network acquired in July 2000. The Company ended the period with 231,925 basic subscribers (238,725 in 2002), 34,462 broad-band Internet subscribers (46.3% over 2002) and 3,639 IP telephony customers.


                             METROPOLIS-INTERCOM

                                      12/31/03       12/31/02      % Change
                                     ---------      ---------      --------
       Basic Subscribers(1)            231,925        238,725         -2.9%
       Premium customers                31,499         31,840         -1.1%
       Internet customers               34,462         23,559         46.3%
       IP Telephony customers            3,639           -              N/A
       Home Passed                   1,192,891      1,128,247          5.7%


                                                                    YTD03 vs.
                                         YTD03         YTD02          YTD02
                                        ------        -------       --------
       Sales (Ch$ Million)              44,976         46,743         -3.8%
       Net Profit (loss)(Ch.$ Million)  (9,546)       (13,014)        26.6%
          (1) Includes Premium and Internet customers.


                                #############

     This release may contain certain forward-looking statements (as that term is used in U.S. securities laws) regarding anticipated results of operations, financial condition, business operations or strategy of Cristalerias de Chile or its consolidated subsidiaries. Forward-looking statements may be identified by the use of words such as "anticipates," "believes," expects," "predicts," intends," "estimates," "should" or "may" or similar expressions relating to statements that are not of historical facts. Such forward-looking statements are believed to be reasonable, but are not guarantees of future performance. Actual results could vary from our objectives or expectations due to many factors including, among others, changes in consumer beverage preferences, new technologies, a downturn in the Chilean wine industry, significant disruption of the Chilean media market, the macroeconomic performance of Chile and the behavior of Latin American markets more generally.

[logo] Cristalchile

                          CRISTALERIAS DE CHILE S.A.
                      CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in millions of Chilean
                        Pesos as of December 31, 2003)
                      1 US Dollar = 593.80 Chilean Pesos

BALANCE SHEET
                                                As of December 31
                                                 2003        2002
ASSETS                                           MCh$        MCh$
------                                         -------     -------
Cash, time deposits, marketable
  securities                                   80,150       99,262
Receivables                                    46,167       43,934
Inventories, net                               31,888       32,130
Other current assets                            6,631        3,706
TOTAL CURRENT ASETS                           164,836      179,031
NET P.P.&E.                                   136,141      128,697
Investment in related companies               103,059      110,749
Long-term receivables                           9,189       10,019
Goodwill on investments                           826          826
Accounts receivable, related companies              3            1
Others                                         23,892       27,679
TOTAL OTHER ASSETS                            136,969      149,275

TOTAL ASSETS                                  437,946      457,003

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term & short-term
  debt                                          6,024       6,555
Dividends payable                                 504         730
Accounts and notes payable                     13,433      16,558
Provisions, withholdings, income taxes         14,133      14,216
Advances from customers                         3,036       1,635
TOTAL CURRENT LIABILITIES                      37,129      39,693
Long-term bank liabilities and bonds payable  122,970     134,352
Miscellaneous creditors                           272       2,520
Provisions and others                          11,570       9,674
TOTAL LONG-TERM LIABILITIES                   134,813     146,546
MINORITY INTEREST                              37,682      37,120
TOTAL SHAREHOLDERS' EQUITY                    228,322     233,643

TOTAL LIAB. & SHAREHOLDERS' EQUITY            437,946     457,003

STATEMENT OF INCOME
-------------------
                                Full Year                      Fourth
                            ended December 31                  quarter
                              2003       2002                2003      2002
                              MCh$       MCh$                MCh$      MCh$
                            -----------------                --------------

OPERATING RESULTS:
Net sales                  169,941      162,668             46,664    46,209
Cost of sales             (105,686)     (95,726)           (27,779)  (27,450)
Selling and administrative
  expenses                 (26,614)     (24,916)            (8,236)   (6,979)
OPERATING INCOME            37,642       42,026             10,649    11,780

NON-OPERATING RESULTS:

 Cordillera Comunicaciones
   Ltda                    (6,803)       (8,612)             (1,554)   (1,897)
 Editorial Zig-Zag             24            43                 186       172
 Vina Los Vascos S.A.         689           481                 211       419
 Rayen Cura S.A.I.C.          922        (2,145)                204       481
 Envases CMF                  707         1,288                 350     1,060
 Ediciones Chiloe             (78)          (45)                 23        21
 Others                        (0)           (1)                 (0)        3
                           ----------------------------------------------------
Equity in net income related
 companies (net)           (4,539)       (8,991)               (580)      259

Interest income (expense)
  net                      (4,236)       (4,330)             (1,247)   (1,650)
Other nonrecurring
  income (net)               (808)       (2,184)                158      (357)
Amortization of goodwill     (577)         (653)               (115)     (179)
Price-level restatement      (803)       (1,971)               (156)      246
Exchange Rate Variations  (17,065)        4,998              (4,832)   (6,629)
NON-OPERATING INCOME      (28,027)      (13,132)             (6,771)   (8,310)

Income tax                 (1,348)       (6,462)                242    (1,277)
Extraordinary Items             -             -                   -          -
Minority interest          (1,841)       (4,596)               (109)      (500)
NET INCOME                  6,427        17,837               4,011      1,693

[logo] Cristalchile


                          CRISTALERIAS DE CHILE S.A.
                      INDIVIDUAL FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in millions of Chilean
                        Pesos as of December 31, 2003)
                      1 US Dollar = 593.80 Chilean Pesos

BALANCE SHEET
-------------
                                               As of December 31
                                               2003          2002
ASSETS                                         Mch$          MCh$
------                                         -------     -------
Cash, time deposits, marketable
  securities                                    64,479       78,158
Receivables                                     23,687       22,942
Inventories, net                                 4,749        5,369
Other current assets                             2,828        2,250
TOTAL CURRENT ASETS                             95,743      108,719
NET P.P.&E                                      77,233       69,976
Investment in related companies                146,569      146,046
Long-term receivables                              134          171
Goodwill on investments                          1,893        2,064
Accounts receivable, related companies          20,789       23,951
Others                                          11,206       13,444

TOTAL OTHER ASSETS                             180,590      185,676

TOTAL ASSETS                                   353,566      364,371

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current portion of long-term debt                1,826        1,898
Dividends payable                                  503          729
Accounts and notes payable                       5,772        5,995
Provisions, withholdings, income taxes           7,923        7,563
TOTAL CURRENT LIABILITIES                       16,024       16,185
Long-term bank liabilities and bonds payable    99,062      105,627
Miscellaneous creditors                            149          887
Provisions                                       7,539        5,627
Others                                           2,471        2,401
TOTAL LONG-TERM LIABILITIES                    109,221      114,543
TOTAL SHAREHOLDERS' EQUITY                     228,322      233,643

TOTAL LIAB. & SHAREHOLDERS' EQUITY             353,566      364,371

STATEMENT OF INCOME
-------------------
                                  Full Year                     Fourth
                              ended December 31                quarter
                                2003         2002          2003        2002
                                MCh$         MCh$          MCh$        MCh$
                              -------------------          ----------------

OPERATING RESULTS:
Net sales                     74,549      71,768           20,180      26,837
Cost of sales                (44,636)    (41,860)         (11,452)    (12,632)
General and administrative
  expenses                    (5,567)     (5,679)          (1,663)     (1,536)
OPERATING INCOME              24,347      24,229            7,065       6,670

NON-OPERATING RESULTS:
 Cristalchile Comunicaciones  (6,813)     (8,613)          (1,563)     (1,894)
 S.A. Vina Santa Rita          2,118       5,061               97         607
 Envases CMF S.A.                707       1,288              350       1,060
 Ciecsa S.A.                   2,541       3,124            1,728       2,099
 Cristalchile Inversiones
   S.A.                        1,189      (2,502)             715         199
 Others                           (1)         (1)              (0)         (1)
                           ---------------------------------------------------
Equity in net income related
 companies (net)                (260)     (1,642)          (1,327)      2,071

Interest income net           (2,481)     (2,580)            (823)     (1,196)
Other nonrecurring
  income (net)                  (379)       (176)             (42)       (119)
Amortization of goodwill        (171)       (171)             (43)        (43)
Price-level restatement         (481)     (1,179)             (87)        (69)
Exchange Rate Variations     (12,683)      3,432           (2,812)     (4,913)
NON-OPERATING INCOME         (16,456)     (2,317)          (2,479)     (4,268)
                            ========      =======          =======     =======

Income tax                    (1,464)     (4,075)            (576)       (708)
Amortization of negative
  goodwill                         -           -                -           -
 Extraordinary Items               -           -                -           -
NET INCOME                     6,427      17,837            4,011       1,693

SALES VOLUME                 Th Tons      Th Tons           Th Tons     Th Tons
                             =======      =======           =======     =======
Glass sales in Th tons        259.6        244.4             73.7        70.2

                                  Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glassworks of Chile
(Registrant)

                                 By:  Benito Bustamante C.
                                      -------------------
                                      Benito Bustamante C.
                                      Controller

Date:  March 31, 2004